SEC Mail Processing Section
AUG 26 2010
Washington, DC
121

AB 2/26

UNITE[D STATES]
SECURITIES AND EX[CHANGE COMMISSION]
Washingto[n]


10031742

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52487

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Diversified Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 N. Weinbach, Suite 460
(No. and Street)

Evansville	Indiana	47711-5981
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Seltzer (812) 471-3443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monroe Shine & Co., Inc.
(Name – *if individual, state last, first, middle name*)

222 E. Market Street	New Albany	Indiana	47150
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 8/26

OATH OR AFFIRMATION

I, Charles Seltzer, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Diversified Financial Group, LLC, as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Indiana
County of Vanderburgh
Before me the undersigned, A Notary Public for Vanderburgh County, State of Indiana, personally appeared Charles W Seltzer and acknowledged the execution of this instrument this 25th day of August, 2010.
(Signed) [signature]
Notary Public
My Commission expires: 11/11/2017

Notary Public

[signature]
Signature

Secretary/Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN DIVERSIFIED
FINANCIAL GROUP, LLC
EVANSVILLE, INDIANA

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED JUNE 30, 2010

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

CONTENTS



MONROE SHINE
KNOWLEDGE FOR TODAY . . . VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 • PHONE: 812.945.2311 • FAX: 812.945.2603

Report of Independent Registered Public Accounting Firm

To the Members and Management of
American Diversified Financial Group, LLC
Evansville, Indiana

We have audited the accompanying statement of financial condition of **American Diversified Financial Group, LLC** (the Company) as of June 30, 2010, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **American Diversified Financial Group, LLC** at June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11 to 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Monroe Shine

New Albany, Indiana
August 23, 2010

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2010

ASSETS

Current Assets	
Cash and cash equivalents	$ 54,447
Commissions receivable	13,627
Total Current Assets	68,074
Other Assets	
Goodwill	175,000
Other assets	1,935
Total Other Assets	176,935
Total Assets	$ 245,009

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Payables to investment representatives	$ 25,001
Other liabilities	3,960
Total Current Liabilities	28,961
Members' Equity	216,048
Total Liabilities and Members' Equity	$ 245,009

See accompanying notes to financial statements.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC
STATEMENT OF INCOME
YEAR ENDED JUNE 30, 2010

Revenues	
Commissions	$ 337,239
Fee from investment representatives	18,360
Dividend income	53
Other income	8,099
Total Revenues	363,751
Expenses	
Representative commissions	208,809
Management fees	30,293
Licenses and membership fees	4,984
Rents	14,682
Utilities	3,640
Repairs and maintenance	431
Technology expense	5,473
Legal and professional fees	2,300
Insurance	1,060
Postage and supplies	4,207
Telephone expenses	5,246
Advertising	639
Promotions	71
Contract services	637
Meals and entertainment	395
Miscellaneous	181
Total Expenses	283,048
Net Income	$ 80,703

See accompanying notes to financial statements.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED JUNE 30, 2010

Members' equity at July 1, 2009	$ 200,345
Capital distributions	(65,000)
Net income	80,703
Members' equity at June 30, 2010	$ 216,048

See accompanying notes to financial statements.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 80,703
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in commissions receivable	2,709
Decrease in other assets	243
Increase in payables to investment representatives	12,794
Decrease in other liabilities	(8,066)
Net Cash Provided By Operating Activities	88,383
CASH FLOWS FROM FINANCING ACTIVITY	
Capital distributions	(65,000)
Net Increase in Cash and Cash Equivalents	23,383
Cash and cash equivalents at beginning of year	31,064
Cash and Cash Equivalents at End of Year	$ 54,447

Cash Paid During the Year for:	
Interest	$ -
Income Taxes	-

See accompanying notes to financial statements.

NOTE A – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The accounting and reporting policies of American Diversified Financial Group, LLC (Company) conform to generally accepted accounting principles and reporting practices followed by the broker-dealer industry. The more significant of the policies are described below.

The Company operates as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Regulatory Authority (FINRA). The Company was formed as an Indiana limited liability company on January 28, 2000, was granted application for membership from the NASD, now FINRA, on October 17, 2000, and commenced operations on November 1, 2000. The Company shall continue in full force and effect until January 28, 2020, unless it is earlier dissolved. The Company's customer base is primarily individual investors located in Southern Indiana and Southeastern Illinois.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash and cash equivalents as cash and all liquid investments with an original maturity of three months or less.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Goodwill

Prior to July 1, 2001, goodwill was amortized over its estimated useful life. Beginning July 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) 142, *Goodwill and Other Intangible Assets* (FASB Accounting Standards Codification (ASC) Topic 350-10) and ceased the amortization of goodwill. Goodwill is evaluated for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the carrying amount is greater than its fair value. If the carrying amount of the goodwill exceeds its implied fair value, an impairment loss is recognized in earnings equal to that excess amount. The loss recognized cannot exceed the carrying amount of goodwill. After a goodwill loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis.

Commissions and Fees

Commissions and related clearing expenses are recorded on a settlement-date basis. There were no significant transactions at June 30, 2010 that would require reconciliation with trade-date basis accounting. Commissions receivable consists of fees and commissions receivable from broker-dealers and RBC Dain Correspondent Services (RBC) and is considered fully collectible. Therefore, no allowance for doubtful accounts has been provided.

Income Taxes

Income taxes have not been provided for because the Company is not considered a taxable entity for United States federal or state income tax purposes.

Effective July 1, 2009 the Company implemented the new accounting guidance for uncertainty in income taxes under the provisions of FASB ASC 740, *Income Taxes*. Under that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. As of June 30, 2010, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company files federal and state income tax returns. Returns filed in these jurisdictions for tax years ended on or after December 31, 2006 are subject to examination by the relevant taxing authorities.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended June 30, 2010 were $639.

NOTE B – CASH DEPOSIT WITH CLEARING ORGANIZATION

In accordance with its fully disclosed clearing agreement, the Company is required to maintain a specified amount of cash on deposit with RBC, its clearing broker. At June 30, 2010, the amount of the deposit was $25,000.

NOTE C – COMMITMENTS AND CONTINGENT LIABILITIES

The Company is subject to claims and lawsuits, which arise, primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material effect on the financial position of the Company.

NOTE D – RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with its members in which the Company will pay the members management fees for the day-to-day management of the Company. The fees are calculated based on commission income and the number of hours worked in the day-to-day management of the Company. The amount of fees paid to the members during the year ended June 30, 2010 amount to $30,293.

NOTE E – OPERATING LEASE

The Company leases its premises under a net operating lease that expires December 31, 2011. Rent expense for the year ended June 30, 2010 was $14,682. The future minimum rent payments required under the operating lease are as follows:

Year ending June 30:	
2011	$ 10,760
2012	5,474
Total minimum payments required	$ 16,234

NOTE F – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2010, the Company had net capital of $38,524, which was $33,524 in excess of its required net capital of $5,000. At June 30, 2010, the Company's net capital ratio was 0.75 to 1.

NOTE G – SUBSEQUENT EVENTS

The Company has evaluated whether any subsequent events that require recognition or disclosure in the accompanying financial statements and related notes thereto have taken place through August 23, 2010, the date these financial statements were issued. The Company has identified the following subsequent events: The Company distributed $15,000 to members during the period from July 1, 2010 through August 23, 2010.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE ACT OF 1934

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2010

Net Capital:	
Members' equity qualified for net capital	$ 216,048
Nonallowable assets:	
Goodwill	(175,000)
Prepaid expenses and other assets	(1,935)
Total nonallowable assets	(176,935)
Net capital before haircuts on securities	39,113
Haircuts on securities - money market account	589
Net Capital	$ 38,524
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 28,961
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 1,931
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 33,524
Excess net capital at 1,000 percent	$ 35,628
Ratio of aggregate indebtedness to net capital	0.75 to 1

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) as there were no material differences between the broker-dealer's computation of net capital under rule 15c3-1 included in the original unaudited FOCUS filing.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2010

As of June 30, 2010, the broker-dealer was exempt from Rule 15c3-3. All customer transactions are cleared through RBC Dain Correspondent Services on a fully disclosed basis.



MONROE SHINE
KNOWLEDGE FOR TODAY . . . VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 • PHONE: 812.945.2311 • FAX: 812.945.2603

To the Members and Management of
American Diversified Financial Group, LLC
Evansville, Indiana

In planning and performing our audit of the financial statements and supplementary schedules of **American Diversified Financial Group, LLC** (the Company), as of and for the year ended June 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of pursuing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New Albany, Indiana
August 23, 2010